SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             LIGHTNING GAMING, INC.
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                                (Name of Issuer)


                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)


                                To Be Applied For
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                                 (CUSIP Number)

                                 Frederick Tecce
                     Five Radnor Corporate Center, Suite 555
                           Radnor, Pennsylvania 19087
                                 (610) 995-2650
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 29, 2008
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), ss.ss. 240.13d-1(f), or ss.ss. 240.13d-1(g), check the following box: |_| .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. To be Applied For
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(1)  Name of reporting persons: Frederick Tecce

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(2)  Check the appropriate box if a member of a group (see instructions)
             (a) [ ]
             (b) [ ]
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(3)  SEC use only
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(4)  Source of funds (see instructions) AF
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(5)  Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e) |_|
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(6)  Citizenship or place of organization          United States of America
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Number of shares beneficially owned by each reporting person with:
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         (7)  Sole voting power                430,000
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         (8)  Shared voting power            3,178,990
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         (9)  Sole dispositive power           430,000
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         (10) Shared dispositive power       3,178,990
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(11) Aggregate amount beneficially owned by each reporting person    3,608,990

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see
     instructions)                 |_|
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(13) Percent of class represented by amount in Row (11)      46.13%
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(14) Type of reporting person (see instructions)       IN
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

Item 1.  Security and Issuer

      This Schedule 13D is filed by Frederick Tecce relating to his acquisition of 430,000 shares of common stock, par value $0.001 per share (the "Shares"), of Lightning Gaming, Inc., a Nevada corporation (the "Issuer") and relating to warrants issued to Co Investment Fund II LP ("Co Investment Fund II LP to purchase 3,178,990 Shares, each as a result of the consummation of the merger of Lightning Poker, Inc., with and into a subsidiary of the Issuer on January 29, 2008. The address of the principal executive offices of the Issuer is 106 Chelsea Parkway, Boothwyn, Pa 19061.

Item 2.  Identity & Background

This statement is filed on behalf of:

(a)      Frederick Tecce

(b)      Five Radnor Corporate Center, Suite 555, Radnor, Pennsylvania 19087

(c) Mr. Tecce is a managing director of Cross Atlantic Capital Partners Inc., which manages Co Investment Fund II.

(d) The reporting person has not, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The reporting person has not during the past five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Tecce is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

The Shares were received by Mr. Tecce in exchange for an equal number of shares of common stock of Lightning Poker, Inc. ("Lightning Poker") as a result of the consummation of the merger (the "Merger") of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. As a consequence of the consummation of the Merger, warrants to purchase 3,178,990 shares of common stock of Lighting Poker held by Co Investment Fund II became exercisable for the same number of Shares.

Item 4. Purpose of Transaction

      The reporting person acquired beneficial ownership of the Shares as a consequence of the consummation of the Merger.

Item 5. Interest in Securities of the Issuer

      (a) and (b) Mr. Tecce owns 430,000 Shares (including, for this purpose 50,000 Shared held by his spouse) and Co Investment Fund II holds warrants to acquire 3,178,990 Shares. Mr. Tecce has the sole voting and dispositive power of the Shares owned by him (other than the 50,000 Shares held by his spouse). By virtue of Mr. Tecce's position with Cross Atlantic Capital Partners Inc., he and Co Investment Fund II have shared voting and dispositive power of the Shares issuable upon exercise of the warrants held by Co Investment Fund II..

      (c) The 430,000 Shares were acquired by Mr. Tecce and the warrants to purchase 3,178,990 Shares were acquired by Co Investment Fund II on January 29, 2008 as a consequence of the Merger.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

      None

Item 7. Material to be Filed as Exhibits

      None

                                    Signature

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 27, 2008                               /s/ Frederick Tecce
                                                        -----------------------
                                                        Frederick Tecce